Morgan, Lewis & Bockius LLP                                    MORGAN LEWIS
1701 Market Street                                             COUNSELORS AT LAW
Philadelphia, PA 19103-2921
Tel. 215.963.5000
Fax: 215.963.5001
www.morganlewis.com


DAVID W. FREESE
215.963.5862
dfreese@morganlewis.com

FILED AS EDGAR CORRESPONDENCE

December 24, 2014

Karen Rossotto, Esq.
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)
     ----------------------------------------------------------------------

Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's post-effective amendment no. 12, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 16, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement on Form N-1A (the "Registration Statement") filed with the SEC on October 7, 2014 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Logan Circle Partners Core Plus Fund (the "Core Plus Fund"), Logan Circle Partners High Yield Fund (the "High Yield Fund"), Logan Circle Partners Multi-Sector Fixed Income Fund (the "Multi-Sector Fund") and Logan Circle Partners Select Growth Equity Fund ("Select Growth Equity Fund") (each a "Fund" and together, the "Funds") as additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Please also note that, further to previous telephone conversations with the Staff, (i) the Trust filed a post-effective amendment no. 19 to its Registration Statement on December 23, 2014 ("PEA No. 19") solely with respect to the High Yield Fund for the purpose of disclosing in the prospectus for the High Yield Fund (the "High Yield Fund Prospectus") certain material changes;

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                                                               MORGAN LEWIS
                                                               COUNSELORS AT LAW


(ii) while the High Yield Fund was included in the Amendment, which has become automatically effective pursuant to Rule 485(b) under the 1933 Act, it has been removed from post-effective amendment no. 20 to the Registration Statement filed with this letter; (iii) the Trust represents that shares of the High Yield Fund will not be sold until PEA No. 19 becomes effective pursuant to Rule 485(b) under the 1933 Act; and (iv) all Staff comments made to the Amendment applicable to the High Yield Fund have been made to the corresponding disclosure in PEA No. 19 unless otherwise noted in this letter.

COMMENTS ON THE PROSPECTUS

1. COMMENT. In the "Investment Objective" section for the Core Plus Fund and the Select Growth Equity Fund, please clarify supplementally what the Adviser considers to be a "high" total return in relation to other funds with similar investment strategies. Please also describe the basis for stating that each Fund seeks to generate a "high" total return as part of the Fund's investment objective.

     RESPONSE. The Adviser notes that other funds in the marketplace use similar words in their stated investment objectives, such as "maximize." Accordingly, the Trust has revised the investment objective for the Core Plus Fund and Select Growth Equity Fund to include the word "maximize" rather than "high."

2. COMMENT. In the second sentence of the "Principal Investment Strategies" section for the Core Plus Fund, please state that high yield bonds are also known as "junk bonds."

     RESPONSE. The requested change has been made.

3. COMMENT. If the Core Plus Fund or Multi-Sector Fund will sell credit default swaps, please supplementally confirm that each Fund will "cover" the full notional value of its obligations under the swap agreement.

     RESPONSE. The Adviser has confirmed that if the Core Plus Fund or Multi-Sector Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

4. COMMENT. Will the Core Plus Fund, High Yield Fund or Multi-Sector Fund use maturity or duration as a form of measurement for the instruments in which it invests? If so, please revise the disclosure in each Fund's "Principal Investment Strategies" section accordingly.



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                                                               MORGAN LEWIS
                                                               COUNSELORS AT LAW


     RESPONSE. The Adviser utilizes a broadly diversified investment approach in selecting fixed income securities for each Fund that will result in holdings ranging from those with short maturities and durations to those with longer-term maturities and durations. While the Adviser monitors the maturity and duration of each Fund's fixed income investments, they are each one of many factors that influence investment decisions, and the Adviser does not target any particular weighted average maturity or overall duration for a Fund's portfolio as a part of the Fund's principal investment strategy. In response to the comment, the first sentence of the first paragraph in each Fund's "Principal Investment Strategies" section has been revised to reflect that the Fund may invest in fixed income securities of any maturity or duration.

5. COMMENT. If the High Yield Fund or Multi-Sector Fund will invest in loan participations as part of its principal investment strategies, please add appropriate disclosure and describe the risks thereof.

     RESPONSE. The requested change has been made.

6. COMMENT. In the "Principal Investment Strategies" section for the High Yield Fund, please disclose that the Fund is "non-diversified" in light of the "Non-Diversified Risk" paragraph included in the Fund's "Principal Risks" section.

     RESPONSE. The High Yield Fund will be diversified. As a result, the "Non-Diversified Risk" paragraph in the Fund's "Principal Risks" section has been deleted.

7. COMMENT. In the "Principal Investment Strategies" section for the Multi-Sector Fund, please provide additional disclosure connecting the term "Multi-Sector" in the Fund's name with the principal investment strategies of the Fund.

     RESPONSE. The requested change has been made.

8. COMMENT. Please confirm supplementally that the Select Growth Equity Fund will count only those convertible securities that are "immediately" convertible as equity securities for purposes of determining compliance with its 80% policy.

     RESPONSE. The Trust respectfully submits that it believes that its definition of equity securities is reasonable and permitted under current SEC requirements. The Trust notes that in footnote 43 of the adopting release for Rule 35d-1 (Release No. IC-24828; File No. S7-11-97), the SEC stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objective and strategies. In this regard, the Trust considers convertible securities to have economic characteristics similar to equity securities, regardless of whether they are immediately convertible, consistent with footnote 13 to Release No. IC-24828. The Trust further believes that it is reasonable to include all securities that are convertible into equity securities as equity securities because all convertible securities are considered to be equity securities under the 1933 Act. Specifically, Rule 405 of the 1933 Act defines equity securities as:


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                                                               MORGAN LEWIS
                                                               COUNSELORS AT LAW


          [a]ny stock or similar security, certificate of interest or participation in any profit sharing agreement, preorganization certificate or subscription, transferable share, voting trust certificate or certificate of deposit for an equity security, limited partnership interest, interest in a joint venture, or certificate of interest in a business trust; any security future on any such security; OR ANY SECURITY CONVERTIBLE, WITH OR WITHOUT CONSIDERATION INTO SUCH A SECURITY, or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any put, call, straddle, or other option or privilege of buying such a security from or selling such a security to another without being bound to do so. (EMPHASIS ADDED)

     Accordingly, the Trust respectfully declines to make the requested confirmation.

9. COMMENT. In the "Principal Investment Strategies" section for the Select Growth Equity Fund, please explain supplementally how the Fund's investments in convertible bonds and REITs, which are often associated with smaller issuers, are consistent with the Fund's strategy to invest primarily in the securities of large and mega capitalization growth companies.

     RESPONSE. The Adviser notes that there are many examples of REITs and convertible bonds with a market capitalization in excess of the Adviser's $10 billion threshold for large capitalization companies. Therefore, the Adviser believes that the Fund's investments in convertible bonds and REITs are consistent with the Fund's strategy to invest primarily in the securities of large and mega capitalization growth companies.

10. COMMENT. If the Select Growth Equity Fund's investments in unsponsored ADRs will be a principal investment strategy of the Fund, please add appropriate disclosure and describe the risks thereof.

     RESPONSE. The Adviser has confirmed that the Select Growth Equity Fund will not invest in non-sponsored ADRs as part of its principal investment strategies.

11. COMMENT. In the "Unrated Securities Risk" paragraph in the "Principal Risks" section for the Core Plus Fund, High Yield Fund and Multi-Sector Fund, please provide additional information describing the unrated securities risk in which the Funds may invest. If the unrated securities in which the Funds may invest are different than the privately issued securities in which the Funds may invest, please add additional risk disclosure relating to privately issued securities.



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                                                               MORGAN LEWIS
                                                               COUNSELORS AT LAW


     RESPONSE. The disclosure in the "Unrated Securities Risk" paragraph in the "Principal Risks" section has been revised to clarify that unrated securities are debt securities that are not rated by Moody's, S&P or Fitch and are referenced in the first paragraph of the "Principal Investment Strategies" section. In addition, a "Privately Issued Securities Risk" paragraph has been added to the "Principal Risks" section.

12. COMMENT. In the "Principal Risks" section for the Core Plus Fund and the High Yield Fund, please add risk disclosure regarding liquidity in light of each Fund's investments in privately issued securities.

     RESPONSE. A "Liquidity Risk" paragraph has been added to the "Principal Risks" section for each of the Core Plus Fund and the High Yield Fund.

13. COMMENT. In the "Principal Risks" section for the High Yield Fund, please add risk disclosure relating to the securities of emerging market issuers in which the Fund may invest.

     RESPONSE. The requested change has been made.

14. COMMENT. Please consider adding the "Hedging Risk" paragraph that is included in the Multi-Sector Fund's "Principal Risks" section to any other Fund's "Principal Risks" section that will use hedging as part of its principal investment strategies.

     RESPONSE. The "Hedging Risk" paragraph has been added to the "Principal Risks" section for the Core Plus Fund.

15. COMMENT. In the "Convertible Securities Risk" paragraph in the Select Growth Equity Fund's "Principal Risks" section, please include a reference to "junk bonds" where low credit ratings are mentioned.

     RESPONSE.   The requested change has been made.

16. COMMENT. In the "Principal Risks" section for the Select Growth Equity Fund, please add risk disclosure relating to preferred stocks, warrants and ADRs in which the Fund may invest.

     RESPONSE.   The requested changes have been made.

17. COMMENT. In each Fund's "Performance Information" section, please provide the narrative disclosure required by Item 4(b)(2) of Form N-1A.

     RESPONSE. The disclosure in each Fund's "Performance Information" section has been expanded to include a statement that the Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.



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                                                               MORGAN LEWIS
                                                               COUNSELORS AT LAW


18. COMMENT. If the Funds' performance information will be available through a website, please disclose this web address in each Fund's "Performance Information" section.

     RESPONSE. The Funds' performance information will not be available through a website at the time the Funds commence investment operations.

19. COMMENT. Please move the disclosure located under the heading entitled "Portfolio Managers" in the Multi-Sector Fund's summary section that discloses that Mr. Howard "is responsible for the asset allocation of the Fund's portfolio among the fixed income asset classes" to the disclosure in response to Item 9 of Form N-1A.

     RESPONSE. This disclosure is currently located under the section entitled "Portfolio Managers" in response to Item 9. It has been deleted from the Multi-Sector Fund's summary section under the heading entitled "Portfolio Managers."

20. COMMENT. If the Funds' policies and procedures with respect to circumstances under which the Funds disclose their portfolio holdings are available through a website, please disclose this web address under the heading "Information about Portfolio Holdings."

     RESPONSE. The Funds' policies and procedures with respect to circumstances under which the Funds disclose their portfolio holdings are not available through a website.

21. COMMENT. If any of the Funds will make investments in loan participations and assignments, please add appropriate disclosure in the "More Information about Risk" section.

     RESPONSE. The requested changes have been made.

22. COMMENT. In the "Investment Adviser" section, please provide the period covered by the annual or semi-annual report that will discuss the basis for the Board's approval of the Funds' investment advisory agreement.

     RESPONSE. The requested change will be made in a subsequent post-effective amendment to the Trust's registration statement, once the information is available.

23. COMMENT. In the "Related Performance Data of the Sub-Adviser" section: (a) Please consider deleting the word "actual" before "separate accounts" in the first sentence of the first paragraph.

     RESPONSE. The requested change has been made.



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                                                               MORGAN LEWIS
                                                               COUNSELORS AT LAW


     (b) Please confirm supplementally that the "net of fees" performance data provided in each Composite's Annual Total Returns table is net of all fees or revise the disclosure to include performance net of all fees. Please also clarify what information is reflected in the "Gross of Fees" column of each Composite's Annual Total Returns table.

     RESPONSE. The Adviser has confirmed that the "net of fees" and "gross of fees" performance results presented in the Composite reflect the impact of direct trading expenses (I.E., brokerage commissions and execution costs) and that the "net of fees" performance results also reflect the deduction of management fees. The Adviser also confirmed that it does not impose fees or expenses on the accounts included in the Composite beyond those fees and expenses reflected in the "net of fees" performance results. However, consistent with the Staff's position in Investment Company Institute, SEC No-Action Letter (Aug. 24, 1987), the performance figures do not reflect the imposition of custodial fees, if any.

     (c) With respect to footnote 1 to the Average Annual Total Returns table for the Adviser's Core Plus and High Yield Composites: (i) please confirm supplementally whether any Accounts with a significant monthly external aggregate cash flow greater than 10% or 20%, respectively, were excluded from the Composites (the "Significant Cash Flow Policies"); (ii) if any such Accounts were excluded from the Composites, provide supplementally the number of excluded Accounts that had net outflows and the number of excluded Accounts that had net inflows; (iii) provide the authority on which such Accounts were excluded; and (iv) represent supplementally that excluding such Accounts would not be materially misleading to investors.

     RESPONSE. The Adviser has confirmed that the performance for the Core Plus Composite has been recalculated to include the performance of accounts previously excluded pursuant to the Adviser's Significant Cash Flow Policy for such Composite. The High Yield Composite will not be used in the High Yield Fund Prospectus.

     (d) Please delete the "2Q 2014," "Year to Date," "3 Years," "7 Years" and "Since Inception" columns in the Average Annual Total Returns tables.

     RESPONSE. The requested changes have been made with respect to the removal of the "2Q 2014," "Year to Date," "3 Years," and "7 Years" columns. However, the Trust respectfully declines to delete the "Since Inception" columns because (i) Item 4(b)(2)(ii) of Form N-1A allows a fund to include since inception performance if the fund does not have 10 calendar years of performance; and (ii) Item 4(b)(2)(iii) allows a fund that has been in existence for more than 10 calendar years to also include since inception performance.


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                                                               MORGAN LEWIS
                                                               COUNSELORS AT LAW


     (e) Please confirm supplementally that the portfolio management team of each Composite for which performance was achieved at another investment firm has not changed since such Composite's inception. If there have been any changes in any such Composite's portfolio management team since inception, please explain the basis for including such Composite in the Prospectus.

     RESPONSE. The Adviser has confirmed that (i) the performance for the Core Plus Composite and Multi-Sector Fixed Income Composite has been revised to remove the performance achieved at the different investment firm; (ii) only the performance of the Adviser in managing such Composites is now shown; and (iii) such performance is shown during all time periods for which the Adviser managed the Composites.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,


/S/ DAVID W. FREESE
---------------------------
David W. Freese







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